VIA FACSIMILE

February 6, 2009

Mr. John Lucas
United States Securities and Exchange Commission
Washington D.C.
20549

Re: Ayers Exploration, Inc.
Registration Statement on Form S-1
Filed August 13, 2008
File No. 333-152991

REQUEST FOR ACCELERATION OF EFFECTIVE DATE

Dear Mr. Lucas:

Ayers Exploration, Inc. (the “Company”) hereby requests the acceleration of the effective date of the above referenced Registration Statement to occur at 10:00 a.m. on February 11, 2009, or as soon thereafter as may be practicable.

This will acknowledge that:

Should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

The Company may not assert staff comments and the declaration of effectiveness as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Greg Curson
Greg Curson
President, Ayers Exploration, Inc.

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